P.E. 2/1/02

02014451

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

RECEIVED FEB 11 2002 340

FORM 6-K

P&O PRINCESS CRUISES PLC

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a - 16 OR 15d - 16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of
February 2002

PROCESSED
FEB 19 2002
THOMSON FINANCIAL

Not Applicable
(Translation of registrant's name into English)

77 New Oxford Street, London WC1A 1PP
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3 - 2(b) under the Securities Exchange Act of 1934

Yes ____ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3 - 2(b) 82 -

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

P&O PRINCESS CRUISES PLC

Date: 8 February 2002

By: ______________________

Name: Simon Pearce

Title: Company Secretary

P&O PRINCESS Cruises plc

NEWS RELEASE

For immediate release

P&O Princess Cruises plc

Rejection of pre-conditional offer from Carnival

8 February 2002

On 7 February 2002, P&O Princess Cruises plc ("P&O Princess") received another pre-conditional takeover proposal from Carnival Corporation ("Carnival"). The Board of P&O Princess (the "Board") has now considered this proposal in detail.

The Board continues to recommend, after consultation with its advisers, that at the Extraordinary General Meeting on 14 February (the "EGM"), P&O Princess shareholders (the "Shareholders") vote against any proposal to adjourn the meeting and in favour of the Combination with Royal Caribbean Cruises Ltd. ("Royal Caribbean") (together the "Combination").

Further details of the Board's considerations are set out below.

The new Carnival proposal

The Board has consistently made it clear that it would judge any proposal from Carnival in terms of both value and deliverability.

The Board believes that for the first time the price being offered by Carnival is at a realistic level for those Shareholders who want to cash out of both the company and the industry. In contrast, the Combination with Royal Caribbean offers significant potential for further value creation.

The Board notes, however, that Carnival has made no change to its proposal in terms of deliverability and this remains a very significant concern to the Board.

The Board continues to believe that Carnival may be indifferent between breaking up the Combination and completing a takeover of P&O Princess, given that both outcomes will result in Carnival preserving its position as the world's largest cruise ship operator.

The Board notes that if the Combination is voted down at the EGM and Carnival's takeover proposal is not subsequently commenced and completed, there would be minimal downside for Carnival. Carnival has little at risk in this transaction. Shareholders have a great deal at risk – most prominently the value creating Combination.

Unless and until it receives regulatory clearances, Carnival has no obligation to proceed. Its offer requires these regulatory clearances to be "on terms satisfactory to Carnival". In practice this allows Carnival wide discretion as to whether to proceed. The Board

77 New Oxford Street
London WC1A 1PP

Telephone: +44 (0)20 7805 1200
Facsimile: +44 (0)20 7805 1240/1241
www.poprincesscruises.com

continues to believe that there is a material difference between the relevant substantive facts of the two proposals from an anti-trust perspective. The Board considers, and has been advised by its legal advisers and economists, that a transaction with Carnival is likely to create materially more significant regulatory issues than the Combination. This is inevitable given Carnival's position as the largest cruise operator in both the United States and Europe as compared with Royal Caribbean's number two position in the United States and its relatively small European presence. In addition, there is no commitment on Carnival's part to meet any conditions imposed, or resolve any issues raised, by the various regulators.

Adjournment of the EGM

As previously indicated, after consulting with its legal advisers and reviewing the background facts, P&O Princess believes that the proposal and approval by its Shareholders of a resolution to adjourn the EGM should not give Royal Caribbean the right to terminate the implementation agreement, although there is a risk that Royal Caribbean could take a different view.

Notwithstanding this, given the background and current circumstances Royal Caribbean could reasonably be expected to object to an adjournment of the EGM and, if it occurs, to explore all possible avenues for terminating the implementation agreement with P&O Princess that provides for the Combination. As a practical matter, this could threaten the ultimate success of the Combination.

Again, Carnival simply expects Shareholders to run all the risks of such an outcome.

The Combination with Royal Caribbean

The Board continues to believe that the Combination is a unique opportunity for the acceleration of value creation for Shareholders.

The Combination will have the brands, the assets, the global reach and the cost cutting potential to create a truly formidable competitor to Carnival.

Through the mechanism of the DLC and the consequent retention of the P&O Princess shares in the FTSE 100 index, Shareholders will be able to retain their shares and benefit from both our efforts to increase EBITDA margins and from the consequent re-rating of their shares. They will also be able to participate in the upside potential of the industry.

The Board have a signed contract and an irrevocable commitment to vote in favour of the deal by the major shareholders of Royal Caribbean. The Board therefore has a firm deal subject only to the achievement of regulatory clearance in the United Kingdom and United States. The Board expects that P&O Princess will be able to receive those clearances.

Recommendation

The Board has weighed the complex facts and issues involved in comparing the merits and risks of the Combination with those of the Carnival takeover proposal. The Board believes that Carnival's takeover proposal does not constitute a "superior proposal".

Based on its review the Board continues to recommend that, at the EGM on 14 February, the shareholders vote against adjournment of the EGM and in favour of the Combination with Royal Caribbean.

Peter Ratcliffe, Chief Executive of P&O Princess, commented:

"Whilst Carnival, with its latest takeover proposal, has now put forward a realistic price the Board does not believe that there is the commitment from Carnival to deliver it.

"Carnival has nothing at stake here and therefore has no downside. We, on the other hand, have a valuable transaction that could be put at risk.

"With Royal Caribbean, our committed partner, we have the opportunity to create a formidable competitor to Carnival, in a structure which allows our shareholders to retain their shares and therefore the benefits of the combination and the growth in the industry.

"Accordingly, we continue to recommend that P&O Princess shareholders vote in favour of the Royal Caribbean transaction and against any resolution to adjourn the EGM."

Conference call for analysts

There will be a conference call for analysts at 15.15 today (UK time)

Dial in numbers are as follows:

UK: + 44 (0) 208 400 6325
US: + 1 888 881 4892

Replay numbers are as follows:

UK: + 44 (0) 208 797 2499 (Pin: 118440#)
US: + 1 877 289 8525 (Pin: 173007#)

There will be also be a webcast of the conference call on the P&O Princess web site – www.poprincesscruises.com.

ENQUIRIES

P&O Princess
+44 (0) 20 7805 1200
Caroline Keppel-Palmer
+44 (0) 7730 732015

Schroder Salomon Smith Barney
+44 (0) 20 7986 4000
Robert Swannell
Wendell Brooks
Peter Tague
Ian Hart
David James (Corporate Broking)

Credit Suisse First Boston (Europe) Ltd
+44 (0) 20 7888 8888
Tom Reid (Corporate Broking)

Brunswick (London)
+44 (0) 20 7404 5959
John Sunnucks
Sophie Fitton
Brunswick (US)
+1 212 333 3810
Steve Lipin
Lauren Teggelaar

Schroder Salomon Smith Barney and Credit Suisse First Boston (Europe) Limited, which are regulated in the United Kingdom by The Financial Services Authority, are acting for P&O Princess Cruises plc and no one else in connection with the proposal from Carnival and will not be responsible to anyone other than P&O Princess Cruises plc for providing the protections afforded to customers of Schroder Salomon Smith Barney and Credit Suisse First Boston (Europe) Limited or for providing advice in relation to the approach.

The directors of P&O Princess accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of P&O Princess (who have taken all reasonable care to ensure that such is the case), the information contained herein for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Salomon Brothers International Limited (trading as Schroder Salomon Smith Barney) is regulated in the United Kingdom by the Financial Services Authority Limited. Salomon Smith Barney is a service mark of Salomon Smith Barney Inc. Schroders is a trademark of Schroders Holdings PLC and is used under licence.

Certain statements contained in this announcement are ''forward-looking statements'' that involve risks, uncertainties and assumptions with respect to P&O Princess and Royal Caribbean and their respective subsidiaries and the Combination, including certain statements concerning the transactions described herein, profit forecasts, working capital, future results, strategies, plans and goals and other events which have not yet occurred. These statements are intended to qualify for the safe harbours from liability provided by Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the US Securities Exchange Act of 1934, as amended, which are part of the US Private Securities Litigation Reform Act of 1995. You can find many (but not all) of these statements by looking for words like ''will'', ''may'', ''believes'', ''expects'', ''anticipates'', ''plans'' and ''estimates'' and for similar expressions. Because forward-looking statements involve risks and uncertainties, there are many factors that could cause the transactions described herein not to occur and/or each of P&O Princess', Royal Caribbean's and the Combination's actual results, performance or achievements to differ materially from those expressed or implied in this announcement. These include, but are not limited to, regulatory and shareholder approvals, achievement of planned synergies, economic and business conditions in general and, conditions in the cruise, travel and vacation industries in particular, including changes in industry cruise ship capacity and competition from other cruise ship operators and other vacation alternatives, safety and security concerns, incidents at sea, weather conditions, the political climate, fluctuations in interest rates, fluctuations in the price of oil, changes in the tax and regulatory regimes under which each company operates, capital expenditures, and factors impacting each of P&O Princess', Royal Caribbean's and the Combination's international operations. In addition, the paragraph entitled ''Risk Factors'' in Section 5 of the EGM Circular and each of P&O Princess' and Royal Caribbean's Annual Report on Form 20-F for the year ended 31 December 2000 filed with the US Securities and Exchange Commission contain important cautionary statements and a discussion of many of the factors that could materially affect the accuracy of each company's forward-looking statements and/or adversely affect their respective businesses, results of operations and financial position, which statements and factors are incorporated herein by reference.

Subject to any continuing obligations under applicable law or any relevant listing rules, P&O Princess expressly disclaims any intention or obligation to disseminate, after the date of this announcement, any updates or revisions to any such forward-looking statements to reflect any change in expectations or events, conditions or circumstances on which any such statements are based.